TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust IX Philip Strassler, Trustee 328 Crandon Blvd Ste 119 #363 Key Biscayne FL 33149-1328	Class A Common Stock	6/24/2026	1,290	$ 24,246.60
-same as above-	Class A Common Stock	6/23/2026	3,425	$ 68,293.09
-same as above-	Class A Common Stock	6/22/2026	7,645	$ 144,289.97
-same as above-	Class A Common Stock	6/15/2026	15,199	$ 305,132.35
-same as above-	Class A Common Stock	5/1/2026	50,000	$ 943,039.56
-same as above-	Class A Common Stock	4/21/2026	50,000	$ 924,406.65
-same as above-	Class A Common Stock	4/21/2026	20,412	$ 376,389.50

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust III Philip Strassler, Trustee 328 Crandon Blvd Ste 119 363 Key Biscayne, FL 33139	Class A Common Stock	7/8/2026	32,424	$ 689,097.77
-same as above-	Class A Common Stock	6/18/2026	5,691	$ 102,087.06
-same as above-	Class A Common Stock	6/18/2026	7,738	$ 138,806.83
-same as above-	Class A Common Stock	6/11/2026	293,209	$ 5,690,662.71
-same as above-	Class A Common Stock	6/10/2026	368,540	$ 7,508,301.93
-same as above-	Class A Common Stock	4/10/2026	2,033	$ 31,246.56